STOCK PURCHASE AGREEMENT

BY AND BETWEEN

MADISON COUNTY FINANCIAL, INC.

MADISON COUNTY BANK

AND

WARNEMUNDE INSURANCE & REAL ESTATE AGENCY, INC.

DAVID D. WARNEMUNDE

NANCY WARNEMUNDE

TABLE OF CONTENTS

ARTICLE I – The Sale of Shares and Structure of Acquisition	1
1.1 Sale and Exchange of Shares	1
1.2 Transfer of Shares and Procedure for Exchanging Agency Shares	2
1.3 Closing and Closing Date	3
1.4 Excluded Assets and Liabilities	3
1.5 Structure of Acquisition of Shares	3

ARTICLE II - Preclosing Actions	3
2.1 Conduct of Business	3
2.2 Access to Madison County Financial	4
2.3 Accuracy of Representations and Warranties and Satisfaction of Conditions	4
2.4 Transfer of Real Estate License	4

ARTICLE III - Conditions Precedent	4
3.1 Conditions Precedent to Madison County Financial’s Obligations	4
3.2 Conditions to Agency’s Obligations	6

ARTICLE IV - Representations and Warranties of Agency and Shareholders	6
4.1 Organization and Standing	6
4.2 Articles and Bylaws	6
4.3 Capitalization	6
4.4 Authorization	6
4.5 Existing Agreements and Governmental Approvals	7
4.6 No Subsidiaries	7
4.7 No Insolvency	7
4.8 Permits and Licenses	7
4.9 Financial Statements	7
4.10 No Undisclosed Liabilities	8
4.11 Conduct of Business	8
4.12 Employees	9
4.13 Employee Benefit Plans	9
4.14 Contracts and Commitments	10
4.15 Title to Assets	10
4.16 Receivables	10
4.17 Taxes	10
4.18 Litigation	11
4.19 Compliance With Laws	11
4.20 Suppliers and Customers	11
4.21 No Brokers	11
4.22 Insider Transactions	12
4.23 Intellectual Property	12
4.24 Insurance	12
4.25 Real Property	12
4.26 Accuracy of Statements	12

ARTICLE V - Madison County Financial’s Representations and Warranties	12
5.1 Organization and Standing	12
5.2 Authorization	13
5.3 Existing Agreements and Governmental Approvals	13
5.4 Legal Proceedings	13

ARTICLE VI - Indemnification	13
6.1 Indemnification Obligations	13
6.2 Waiver	14
6.3 Notice	14
6.4 Defense by Indemnitors	14

ARTICLE VII - Expenses	15

ARTICLE VIII - Regulatory Matters	15

ARTICLE IX - Termination	15

ARTICLE X - Miscellaneous Provisions	16
10.1 Agency Employees; Terms of Employment	16
10.2 Representations and Warranties	16
10.3 Notices	16
10.4 Assignment	17
10.5 Parties in Interest	17
10.6 Choice of Law	17
10.7 Counterparts	17
10.8 Entire Agreement	17
10.9 Arbitration	17
10.10 Further Assurances	17

RECITALS

WHEREAS, the Shareholders own all of Agency’s issued and outstanding capital stock;

WHEREAS, Agency is a licensed insurance agency engaged in the business of property and casualty and life insurance with offices at 411 Main Street, Winside, Nebraska 68790 (the “Premises”);

WHEREAS, the Premises are located within the office of Winside Bancshares Incorporated, a Nebraska corporation and the bank holding company of Winside State Bank (collectively, “Winside”);

WHEREAS, as of the date hereof, Winside has executed an Agreement and Plan of Merger pursuant to which Winside will merge with and into Madison County Financial, with Madison County Financial as the surviving entity (the “Winside Merger”);

WHEREAS, the Madison County Parties also wish to acquire all of the outstanding shares of capital stock of Agency and the Shareholders desire to sell such shares to the Madison County Parties;

WHEREAS, Madison County Financial will purchase from the Shareholders and the Shareholders will sell to Madison County Financial all of their stock interest in Agency; and

NOW, THEREFORE, in consideration of these recitals and the terms, covenants, agreements and conditions set forth in this Agreement, each of the Shareholders, Agency and the Madison County Parties hereby agrees as follows:

ARTICLE I – THE SALE OF SHARES AND STRUCTURE OF ACQUISITION

1.1           Sale and Exchange of Shares

Subject to the terms and conditions set forth herein, on the Closing Date, (as defined in Section 1.3 hereof), the Shareholders shall sell to Madison County Financial, and Madison County Financial shall purchase from Shareholders a total of One Hundred (100) shares of Agency common stock (individually a “Share” and collectively, the “Shares”) representing all of the issued and outstanding capital stock of Agency (the “Acquisition”).  As consideration for all of the Shares, the Shareholders shall exchange each Share for 344.67 shares of common stock of Madison County Financial (the “Exchange Ratio”).

1.2           Transfer of Shares and Procedure for Exchanging Shares.

(a)  On the Closing Date, the Shareholders shall transfer all of their right, title and interest in and to the Shares to Madison County Financial by either properly endorsing the appropriate stock certificates, or by properly assigning said stock certificates by signing appropriate stock assignments, and then delivering all of said certificates and assignments to Madison County Financial.

(b)  In the event Madison County Financial changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Madison County Financial common stock issued and outstanding prior to the Closing Date as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding Madison County Financial common stock and the record date therefor shall be prior to the Closing Date, the Exchange Ratio shall be proportionately and appropriately adjusted.

(c)  At or prior to the Closing Date, Madison County Financial shall reserve sufficient shares of Madison County Financial common stock equal to the aggregate Acquisition consideration payable pursuant to Section 1.1 of this Article I (such shares of Madison County Financial common stock together with the cash in lieu of fractional shares to be paid in accordance with Section 1.2 (f) herein being hereinafter referred to as the “Exchange Fund”).

(d)  Agency has 100 shares of common stock issued and outstanding all of which is owned of record in the name of: David D. & Nancy Warnemunde JTWROS, which reflects all of the issued and outstanding capital stock of Agency.  Prior to the Closing Date, Agency will cause the Shareholders to deliver stock certificate(s) representing his/her Shares (“Certificates”) to Madison County Financial. Madison County Financial will provide instructions to, and shall cause its transfer agent and registrar (the “Exchange Agent”), within seven (7) business days after the Closing Date, to mail to the Shareholders a certificate representing the number of shares of Madison County Financial common stock entitled to be received by Shareholders pursuant to the Exchange Ratio set forth in Section 1.1, and Madison County Financial will mail a check representing any cash payment in lieu of fractional shares which such Shareholders have the right to receive with respect to Certificates being surrendered pursuant to the provisions of  Section 1.2 (f).  No interest will be paid or accrued on the Acquisition consideration.

(e)  Madison County Financial or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Shares such amounts as Madison County Financial (or Madison County Bank) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any applicable provision of U.S. Federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by the Madison County Parties or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Shareholder in respect of whom such deduction and withholding were made by Madison County Financial or the Exchange Agent.

(f)  Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Madison County Financial common stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Madison County Financial common stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Madison County Financial.  In lieu of the issuance of any such fractional share, Madison County Financial shall pay to each Shareholder who otherwise would be entitled to receive a fractional share of Madison County Financial common stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of Madison County Financial common stock as reported on the Nasdaq Capital Market for the five consecutive trading days immediately preceding the Closing Date.  For purposes of determining any fractional share interest, all shares of Agency common stock owned by a Shareholder shall be combined so as to calculate the maximum number of whole shares of Madison County Financial common stock issuable to such Shareholder.

1.3           Closing and Closing Date. The closing of the Acquisition (the “Closing”) shall occur on a date and time selected by Madison County Financial as soon as is practical under the circumstances after the satisfaction or waiver of all of the conditions specified in Article III (the “Closing Date”). The Closing shall occur at the offices of Madison County Financial in Madison, Nebraska, or such other place on which Shareholders and Madison County Financial may mutually agree. All transactions and all documents executed and delivered at the Closing shall be deemed to have occurred simultaneously, and no transaction shall be deemed to have occurred and no document shall be deemed to have been executed or delivered unless all transactions have occurred and all documents have been executed and delivered.

1.4           Excluded Assets and Liabilities. The Acquisition shall not include the accounts receivable and the deposit accounts owned by Agency, and shall not include the accounts payable owed by Agency, all of which are set forth on Schedule 1.4, and all of which shall be transferred from, or extinguished by, Agency at or prior to Closing.

1.5           Structure of Acquisition. As soon as practicable following the Closing, subject to any required regulatory approvals, Madison County Financial will contribute the Shares to Madison County Bank so that the Agency shall become a wholly owned subsidiary of Madison County Bank.

Notwithstanding any provision of this Agreement to the contrary, the Madison County Parties may, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, modify the structure of the Acquisition, and the Madison County Parties and Agency and the Shareholders shall enter into such alternative transactions, so long as (i) there are no adverse tax consequences to Agency or the Shareholders as a result of such modification, (ii) such modification will not materially delay the Closing, and (iii) the Acquisition consideration to be paid to the Shareholders under this Agreement is not thereby changed in kind or value or reduced in amount.

ARTICLE II - PRECLOSING ACTIONS

Prior to the Closing Date:

2.1           Conduct of Business. Agency shall carry on and conduct its business only in the ordinary course consistent with past practice, without any change in the policies, practices, and methods Agency pursued before the date of this Agreement. Agency will use its best efforts to preserve its business intact; to preserve the business relationships with Agency’s customers and insurers and others having business dealings with Agency; and to preserve the services of Agency’s employees, agents, and representatives. Without limitation of the foregoing, (a) Agency will not undertake any action without Madison County Financial’s prior written consent that, if taken prior to the date of this Agreement, would be required to be disclosed on Schedule 4.11, and (b) Agency will not take action or refrain from taking action that would result in any material adverse change in Agency’s assets or liabilities other than in the ordinary course of business consistent with past practices.

2.2           Access to Madison County Financial. From the date of this Agreement through the Closing, Agency will permit Madison County Financial and its representatives to make a full business, financial, accounting, and legal review of Agency. Agency will take all reasonable steps necessary to cooperate with Madison County Financial in conducting this review. No such review by Madison County Financial, or its representatives shall affect Agency’s representations and warranties or Madison County Financial’s reliance on them.

2.3           Accuracy of Representations and Warranties and Satisfaction of Conditions. Agency will immediately advise Madison County Financial in writing if: (a) any of Agency’s representations or warranties are untrue or incorrect in any material respect; or (b) Agency becomes aware of the occurrence of any event or state of facts that results in any of Agency’s representations and warranties being untrue or incorrect in any material respect. Agency will not take any action, or omit to take any action, that would result in any of the representations and warranties of Agency set forth in this Agreement being untrue or incorrect in any material respect as of the Closing Date. Agency will use its best efforts to cause all conditions within its control that are set forth in Article III to be satisfied as promptly as practicable under the circumstances.

2.4           Transfer of Real Estate License.  Prior to the Closing Date, Agency shall take all actions, and shall make all filings required, in order to transfer its license as a real estate agency to an unrelated third-party.

ARTICLE III - CONDITIONS PRECEDENT

3.1           Conditions Precedent to Madison County Financial’s Obligations. The Madison County Parties’ obligation to consummate the transactions contemplated by this Agreement is subject to the fulfillment (or written waiver by Madison County Financial), before or at the Closing Date, of each of the following conditions:

(a)           Accuracy of Representations and Warranties.  Shareholders’ and Agency’s representations and warranties contained in this Agreement and all other related documents shall be true and correct at and as of the Closing Date as though such representations and warranties were made at the Closing Date.

(b)           Performance of Covenants. Shareholders and Agency shall have in all material respects performed and complied with all covenants, agreements, and conditions that this Agreement, and all related documents require it to perform or comply with before or at the Closing Date.

(c)           Satisfactory Due Diligence Review. Madison County Financial shall have conducted a review, reasonably satisfactory to it, of the assets, business, contracts, financial, accounting, and legal aspects of Agency.

(d)           Approval and Permits. The Madison County Parties shall have received all consents, permits, approvals (including the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or the Office of the Comptroller of the Currency (“OCC”)), and licenses that in its opinion are necessary for the consummation of the Acquisition and for operation of Agency’s business after the Closing Date.

(e)           Approval or Non-Objection for Warnemunde Stockholders.  David D. Warnemunde and David J. Warnemunde, and their affiliated persons or entities, have received the approval or non-objection of the Federal Reserve Board (or other applicable bank regulatory agency) to own beneficially more than 10% of the outstanding voting stock of Madison County Financial as a result of the Acquisition and the Winside Merger, to the extent such approval or non-objection is necessary or required under applicable federal banking laws.

(f)           No Casualty. Prior to the Closing Date, Agency shall not have incurred, or be threatened with, a material liability or casualty that would materially impair the value of its assets, after consideration of insurance proceeds.

(g)           Certificates Regarding Conditions Precedent. Agency shall have delivered to the Madison County Parties certificates of Agency certifying that as of the Closing Date all the conditions set forth in Section 3.1(a), (b), (e), (g) and (h) have been complied with.

(h)           No Litigation. No action, suit, proceeding, or investigation shall have been instituted before any court or governmental body, or instituted by any governmental agency, (i) to restrain or prevent the carrying out of the Acquisition or (ii) that might affect Madison County Financial’s or Madison County Bank’s right to own, operate, and control the business of Agency or Agency’s assets after the Closing Date.

(i)           Consents and Assignments. Agency shall have obtained, in writing, all consents and assignments necessary or desirable to consummate or facilitate consummation of the Acquisition. The consents and assignments shall be delivered to Madison County Financial before the Closing Date and shall be reasonably acceptable to Madison County Financial in form and substance.

(j)           Other Documents and Instruments. Madison County Financial shall have received such other documents and instruments as it may reasonably have requested.

3.2           Conditions to Agency’s Obligations. Agency’s obligation to consummate the Acquisition is subject to the fulfillment (or written waiver by Agency), before or at the Closing Date, of each of the following conditions:

(a)           Accuracy of Representations and Warranties. Madison County Financial’s representations and warranties contained in this Agreement and all related documents shall be true and correct at and as of the Closing Date as though the representations and warranties were made at that time.

(b)           Performance of Covenants. Madison County Financial shall have performed and complied with all covenants, agreements, and conditions that this Agreement and all related documents require Madison County Financial to perform, or comply with before and at the Closing Date.

ARTICLE IV – REPRESENTATIONS AND WARRANTIES OF AGENCY AND SHAREHOLDERS

As of the date of this Agreement and as of the Closing Date, Agency and the Shareholders represent and warrant to the Madison County Parties, and acknowledge and confirm, that the Madison County Parties are relying on these representations and warranties in entering into this Agreement:

4.1           Organization and Standing. Agency is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nebraska, and Agency has all requisite power, authority and licenses to own its properties and conduct its business as it is now being conducted. The nature of its business and character of the properties Agency owns or leases do not make licensing or qualification of Agency as a foreign corporation necessary under the laws of any other jurisdiction.

4.2           Articles and Bylaws. Prior to the date of this Agreement, Agency has made available to Madison County Financial true and complete copies of its Articles of Incorporation and Bylaws.

4.3           Capitalization. Agency’s authorized capital stock consists solely of One Hundred (100) shares of common stock, $100.00 par value per share (the Shares), of which One Hundred (100) Shares are duly authorized, validly issued and outstanding, fully paid, and unassessable. The Shareholders own of record and beneficially all the Shares free and clear of all liens and encumbrances of any kind, and all of the Shares are owned of record in the name of: David D. & Nancy Warnemunde JTWROS. There are no options, calls, subscriptions, warrants, agreements, or other securities or rights outstanding: (a) for the purchase or other acquisition of Agency’s capital stock; (b) that are convertible into, exercisable for, or relate to Agency’s capital stock; or (c) that have any voting rights. There are no outstanding contractual obligations of Agency to repurchase, redeem, or otherwise acquire any outstanding shares of Agency’s capital stock.

4.4           Authorization. Agency has all requisite legal capacity and power to execute, deliver, and perform this Agreement and to consummate any transactions contemplated by this Agreement. Agency has taken all required corporate action to execute, deliver, and perform this Agreement and to consummate the Acquisition. This Agreement has been duly executed and delivered by Agency and the Shareholders. This Agreement is the legal, valid, and binding obligations of Agency and the Shareholders, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, or similar laws relating to the enforcement of creditors’ rights and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

4.5           Existing Agreements and Governmental Approvals.

(a)           The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by it (i) do not and will not violate any provisions of law applicable to Agency or the Shareholders; and (ii) do not and will not conflict with, result in the breach or termination of any provision of, or constitute a default under (in each case whether with or without the giving of notice or the lapse of time) Agency’s Articles of Incorporation or Bylaws, or any indenture, mortgage, lease, deed of trust, or other instrument, contract, or agreement or any order, judgment, arbitration award, or decree to which Agency is a party or by which any of its assets and properties are bound.

(b)           No approval, authority, or consent of, or filing by, Agency with, or notification to, any federal, state, or local court, authority, or governmental or regulatory body or agency or any other corporation, partnership, individual, or other entity is necessary to authorize the execution and delivery of this Agreement, or the consummation of the Acquisition.

4.6           No Subsidiaries. Agency does not have any subsidiaries, or own directly or indirectly any interest or have any investment in any other corporation, partnership, limited liability company, or other entity.

4.7           No Insolvency. No insolvency proceeding of any character, including without limitation, bankruptcy, receivership, reorganization, composition, or arrangement with creditors, voluntary or involuntary, affecting Agency or any of its assets or properties is pending or, to the Best Knowledge of Agency, threatened. Agency has not taken any action in contemplation of, or that would constitute the basis for, the institution of any such insolvency proceedings. For the purposes of this Agreement, the phrase “Best Knowledge,” or words of similar import, means such knowledge as Agency would have after due and reasonable inquiry into the matter in question.

4.8           Permits and Licenses. Agency has all necessary permits, certificates, licenses, approvals, consents, and other authorizations required to carry on and conduct its business and to own, lease, use, and operate its assets at the places and in the manner in which its business is conducted. A complete list of the permits, certificates, licenses, approvals, consents, and other authorizations is included in Schedule 4.8.

4.9           Financial Statements. Agency has delivered to Madison County Financial the financial statements listed in Schedule 4.9, and Agency shall deliver, before the Closing, copies of all financial statements Agency has prepared for each full month prior to the Closing (the “Financial Statements”). The Financial Statements have been and will be prepared in a form acceptable to Madison County Financial, and do and will fairly and accurately present Agency’s financial position as of the dates indicated and the results of its operations as of the dates indicated and for the periods covered thereby, and are and will be true and correct in all material respects. Adequate provision has been and will be timely made in the Financial Statements for doubtful accounts or other receivables; and all Taxes (as defined in Section 4.17) due or paid are and will be timely reflected in the Financial Statements, and all Taxes not yet due and payable are and will be fully accrued or otherwise provided for. Any items of income or expense that are unusual or of a nonrecurring nature during any such period or at any such balance sheet date are and will be separately disclosed in the Financial Statements. Except as otherwise disclosed on Schedule 4.9, Agency’s books, records, and work papers are complete and correct, having been prepared in a manner consistent with past practice and accurately reflect, and will accurately reflect, the basis for the financial condition and results of Agency’s operations that are set forth in the Financial Statements.

4.10           No Undisclosed Liabilities. Except as otherwise disclosed in the Financial Statements, Agency does not have any liabilities or obligations, whether accrued, absolute, contingent, or otherwise, and there exists no fact or circumstance that could give rise to any such liabilities or obligations in the future.

4.11           Conduct of Business.

(a)           Agency shall keep its business and properties substantially intact, including the present operations, books and records, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, clients, and employees.

(b)           Agency shall not engage in any practice, take any action, or enter into any transaction relating to its business outside the ordinary course of business.  Without limiting the generality of the foregoing, Agency shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, client, supplier, or other business associate of Agency from maintaining such person’s business relationships with Agency.

(c)           Agency shall to continue to comply with laws, rules and regulations applicable to its business.

(d)           Agency shall not issue any capital stock or other securities having voting rights or convertible into or exchangeable or exercisable for capital stock, declare or pay any dividend or make any other payment from capital or surplus or other distribution of any nature, or directly or indirectly redeem, purchase, or otherwise acquire, recapitalize, or reclassify any of its capital stock.

(e)           Agency shall not (i) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any interests or any other securities, equity rights or equity equivalents, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any interests or any other securities, equity rights or equity equivalents or securities convertible or exchangeable into such securities.

(f)           Agency shall pay accounts payable and other obligations, when they become due and payable.

(g)           Agency shall not (i) acquire or lease all or any portion of the material assets, business or properties, or stock or other securities, of any other entity; (ii) merge or consolidate itself with any other entity, or restructure, reorganize or completely or partially liquidate; (iii) transfer, sell, lease, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its assets, product lines or businesses; (iv) make any capital expenditures; (v) change in any material respect any of the accounting practices or principles used by Agency; (vi) incur any indebtedness for borrowed money, or issue or sell any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of, or otherwise make a loan to, any entity for borrowed money, or enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 4.11; or (vii) make or change any material Tax election, change any Tax accounting period, adopt or change any method of Tax accounting, or file any amended Tax return.

(h)           Agency shall not amend, or propose any amendments to its, articles of incorporation, bylaws or similar governing documents.

4.12           Employees. There is not now, nor has there been at any time during the past five years, any labor dispute, or trouble of any nature, pending or threatened against Agency or that in any manner affects Agency. Agency is and has been in material compliance with all rules regulating employee wages and hours. On or before the Closing Date, Agency shall have paid or accrued all its obligations relating to employees (whether arising by operation of law, by contract, or by past service) or payments to trusts or other funds, to any governmental agency, or to any individual employee (or his or her legal representatives) with respect to unemployment compensation benefits, profit sharing, retirement benefits, or social security benefits.

4.13           Employee Benefit Plans.

(a)           Agency does not currently maintain, and has not maintained at any time within the previous five years, any plan, contract, program, and arrangement, including, but not limited to, collective bargaining agreements, pensions, profit sharing, bonuses, deferred compensation, retirement, severance, hospitalization, insurance, salary continuation, and other employee benefit plans, programs, or arrangements, and Agency does not maintain any program or plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Agency is not a party to any employment or consulting agreements, executive compensation plans, or employee stock purchase or stock option plans providing for benefits to Agency’s employees.

(b)           All of Agency’s employees are employees-at-will, may be terminated at any time for any lawful reason or for no reason, and have no entitlement to employment by virtue of any oral or written contract, employer policy, or otherwise.

(c)           No retired employees of Agency are receiving or are entitled to receive any payments or health or other benefits from Agency.

4.14           Contracts and Commitments.

(a)           Schedule 4.14 contains a true and complete list of all of Agency’s written, and a description of all of Agency’s unwritten, contracts, obligations, agreements, plans, arrangements, and commitments of any kind (the “Contracts and Commitments”), except (i) those contracts that are described in another Schedule; (ii) each contract with a customer made in the ordinary course of business consistent with past practices where the premium value is less than $5,000 in each transaction or series of related transactions; and (iii) each purchase commitment made in the ordinary course of business consistent with past practices at prevailing prices where that purchase commitment is not in excess of $5,000 in each transaction or series of related transactions.

(b)           All Contracts and Commitments are in full force and effect, without any amendments (unless such amendments are clearly noted), and Agency is and shall be entitled to all benefits under the Contracts or Commitments.

(c)           True and complete copies of all Contracts and Commitments have been delivered to Madison County Financial. All Contracts and Commitments are the result of bona fide, arm’s-length transactions and are legal, valid, and binding obligations of the parties, enforceable in accordance with their respective terms and subject to laws generally governing bankruptcy and the enforcement of creditors’ rights.

(d)           No default or alleged default exists under any Contract or Commitment on the part of Agency or, to the Best Knowledge of Agency, on the part of any other person.

4.15           Title to Assets.  Agency is the sole and absolute owner of all the assets it owns, as reflected in Agency’s Financial Statements, and has good and marketable title to all such assets free and clear of any and all encumbrances. All items of personal property reflected in the Insurance Agency’s Financial Statements are in good working order and repair.

4.16           Receivables. The accounts and other receivables reflected in the Financial Statements are the result of bona fide sales or other transactions. Except to the extent that a reserve against the possible uncollectibility of such accounts and other receivables has been established and is reflected on the Financial Statements, all of the accounts and other receivables are fully collectible within six (6) months of the Financial Statements date in accordance with Agency’s ordinary practice (which has been disclosed to Madison County Financial), without resort to legal proceedings.

4.17           Taxes.

(a)           For the purposes of this Agreement, Tax or Taxes shall mean all federal, state, county, local, and other taxes (including, without limitation, income taxes; premium taxes; single-business taxes; excise taxes; sales taxes; use taxes; value-added taxes; gross receipts taxes; franchise taxes; ad valorem taxes; severance taxes; capital levy taxes; transfer taxes; stamp taxes; employment, unemployment, and payroll-related taxes; withholding taxes; and governmental charges and assessments), and includes interest, additions to tax, and any penalties.

(b)           Agency has filed on a timely basis all Tax returns it is required to file under federal, state, or local law and has paid or established an adequate reserve with respect to all Taxes for the periods covered by such returns. No agreements have been made by or on behalf of Agency for any waiver or for the extension of any statute of limitations governing the time of assessment or collection of any Taxes. Agency has not received any notice of any pending or threatened audit by the IRS, or any state or local agency, related to Agency’s Tax returns or Tax liability for any period, and no claim for assessment or collection of Taxes has been asserted against Agency. There are no federal, state, or local tax liens outstanding against any of Agency’s assets or properties or its business.

4.18           Litigation. There are no claims, disputes, actions, suits, proceedings, or investigations pending or, to the Best Knowledge of Agency, threatened against or directly affecting Agency, its business, the Premises, or Agency’s assets.

4.19           Compliance with Laws. Agency has complied with all laws, orders, regulations, rules, decrees, and ordinances affecting to any material extent or in any material manner Agency or any aspects of its business or its assets.

4.20           Suppliers and Customers.

(a)           Prior to the date hereof, Agency has presented a complete and accurate list of all suppliers or vendors of products or services to Agency in connection with its business (other than legal or accounting services) aggregating more than $5,000 (at cost) annually during Agency’s last fiscal year, and the address of each supplier or vendor and the amount sold to Agency during that period.

(b)           A complete and accurate list of each of Agency’s customers aggregating more than $5,000 in revenues to Agency annually during the last fiscal year, the address of each customer, and the amount each customer purchased from Agency during the last fiscal year has been previously provided to Madison County Financial.

(c)           Agency has no information that might reasonably indicate that any customer or supplier of Agency, a list of which has previously been provided to Madison County Financial, intends to cease purchasing from, selling to, or dealing with Agency. No information has been brought to the attention of Agency that might reasonably lead Agency to believe that any customer or supplier intends to alter, in any material respect, the amount of its purchases or sales or the extent of its dealings with Agency, or would alter in any material respect its purchases from, sales to, or dealings with Agency in the event that the Acquisition consummated.

4.21           No Brokers. Neither Agency nor Shareholders have engaged, or are responsible for any payment to, any finder, broker, or consultant in connection with the transactions contemplated by this Agreement.

4.22           Insider Transactions. There are no contracts or other transactions involving Agency in which any officer, director, employee, or any Shareholder of Agency, any member of their immediate families, or any affiliate, has any interest.

4.23           Intellectual Property. All intellectual property of Agency (including, without limitation, know-how, trade secrets, assumed names, and technology, whether patentable or not) that Agency directly or indirectly owns, licenses, uses, requires for use, or controls in whole or in part (“Intellectual Property”) and all licenses and other agreements allowing Agency to use the intellectual property of third parties has been previously provided to Madison County Financial. None of Agency’s Intellectual Property infringes on the intellectual property of any other person, and, to the Best Knowledge of Agency, no activity of any other person infringes on any of the Intellectual Property.

4.24           Insurance. All insurance policies covering Agency’s real and personal property or providing for business interruption, liability coverage, and other insurance are described in Schedule 4.24 (which specifies the insurer, policy number, type of insurance, and any pending claims). Such insurance is in amounts Agency deems sufficient with respect to its business, and all such policies are in full force and effect and the premiums have been paid. There are no claims, actions, suits, or proceedings arising out of or based on any of these insurance policies, and no basis for any such claim, action, suit, or proceeding exists. Agency is not in default with respect to any provisions contained in any such insurance policies and has not failed to give any notice or present any claim under any such insurance policy in due and timely fashion.

4.25           Real Property. Agency does not own any real property. Other than any lease arrangement between Agency and Winside, Agency does not lease any real property.

4.26           Accuracy of Statements. No statement in this Agreement or in any certificate delivered to Madison County Financial pursuant to this Agreement contains or will contain any untrue statement of a material fact, or fails or will fail to contain any material fact necessary to make the statements not misleading.

ARTICLE V – MADISON COUNTY FINANCIAL’S REPRESENTATIONS AND WARRANTIES

The Madison County Parties represent and warrant to Agency and the Shareholders that:

5.1           Organization and Standing. Madison County Financial is a corporation duly organized and validly existing under the laws of the State of Maryland, and has all the requisite power and authority (corporate and otherwise) to own its properties and conduct its business as it is now being conducted. Madison County Bank is a savings bank duly organized and validly existing under the laws of the United States.  The deposits of Madison County Bank are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  Madison County Bank is a member in good standing of the Federal Home Loan Bank of Topeka and owns the requisite amount of stock therein.

5.2           Authorization. The execution and delivery of this Agreement by the Madison County Parties and the completion by the Madison County Parties of the transactions contemplated hereby have been duly and validly approved by the requisite votes of the boards of directors of the Madison County Parties.  The Madison County Parties have duly executed and delivered this Agreement. This Agreement is the legal, valid, and binding obligation of the Madison County Parties, enforceable against them in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, or similar laws relating to the enforcement of creditors’ rights and by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

5.3           Existing Agreements and Governmental Approvals.

(a)           The execution, delivery, and performance of this Agreement and the consummation of the Acquisition (i) do not and will not violate any provisions of law applicable to the Madison County Parties; and (ii) do not and will not conflict with, result in the breach or termination of any provision of, or constitute a default under (in each case whether with or without the giving of notice or the lapse of time) the Madison County Parties’ Articles of Incorporation, Charter or Bylaws, or any indenture, mortgage, lease, deed of trust, or other instrument, contract, or agreement or any order, judgment, arbitration award, or decree to which either of the Madison County Parties is a party or by which either of the Madison County Parties or any of the Madison County Parties’ respective assets and properties are bound.

(b)           Except for the approval or non-objection of the Federal Reserve Board or OCC, no approval, authority, or consent of, or filing by, Madison County Financial or Madison County Bank with, or notification to, any federal, state, or local court, authority, or governmental or regulatory body or agency or any other corporation, partnership, individual, or other entity is necessary to authorize the execution and delivery of this Agreement or the consummation of the Acquisition.

5.4           Legal Proceedings. Neither of the Madison County Parties is a party to any, and there are no pending or, to the Best Knowledge of the Madison County Parties, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against the Madison County Parties, (ii) to which the Madison County Parties’ assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of the Madison County Parties to perform under this Agreement.

ARTICLE VI - INDEMNIFICATION

6.1           Indemnification Obligation. The Shareholders shall jointly and severally defend, indemnify, and hold harmless the Madison County Parties and Agency and their respective directors, officers, successors, and assigns from and against any and all costs, losses, claims, liabilities, fines, expenses, penalties, and damages (including reasonable legal fees) in connection with or resulting from:

(a)           The operation or conduct of its business prior to the Closing Date that are not set forth in the Financial Statements or disclosed pursuant to Article IV.

(b)           Any material inaccuracy in any representation or warranty of Agency contained in this Agreement.

(c)           Any failure by Agency to perform or observe in full, or to have performed or observed in full, any covenant, agreement, or condition to be performed or observed by any of them under this Agreement or any related agreement.

6.2           Waiver. The Shareholders irrevocably waive and agree that they will make no claim against Agency of any kind or character, whether by way of subrogation, indemnification, contribution, breach of contract or any other theory regarding any claim made by the Madison County Parties, or any other person under this Article VI or otherwise, and the Shareholders irrevocably release and discharge Agency from any such claim.

6.3           Notice. Madison County Financial, Madison County Bank or Agency (each, the “Indemnitee”) will give prompt written notice to the Shareholders (the “Indemnitors”) of any claim (“Claim”) which it discovers or of which it receives notice after the Closing Date and which might give rise to a Claim by it against Indemnitors under Article VI hereof, stating the nature, basis and (to the extent known) amount thereof; provided that failure to give prompt notice shall not jeopardize Indemnitee’s right to indemnification unless such failure shall have materially prejudiced the ability of Indemnitor to defend such Claim.

6.4           Defense by Indemnitors. In case of any Claim, suit or proceeding by a third party or by any government body, or any legal, administrative or arbitration proceedings with respect to which Indemnitors may have liability under the indemnity agreement contained in Article VI, Indemnitors shall be entitled to participate therein, and, to the extent desired by Indemnitors, to assume the defense thereof at their own expense and through counsel of their own choosing, and after notice from Indemnitors to Indemnitee of the election to assume the defense thereof, Indemnitors will not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof, other than reasonable costs of investigation, unless Indemnitors do not actually assume the defense thereof following notice of such election. The parties will render each other such assistance as may reasonably be required of each other in order to insure proper and adequate defense of any such suit, Claim or proceeding. Indemnitee will not make any settlement of any suit, Claim or proceeding which might give rise to liability of Indemnitors under the indemnity agreements contained in Article VI without the written consent of Indemnitors, which consent shall not be unreasonably withheld. If Indemnitors shall desire and be able to effect, a bona fide compromise or settlement of any such suit, Claim, or proceeding and Indemnitee shall unreasonably refuse to consent to such compromise or settlement, then Indemnitors’ liability under Article VI with respect to such suit, Claim or proceeding shall be limited to the amount so offered in compromise or settlement together with all legal and other expenses which may have been incurred prior to the date on which Indemnitee refused to consent to such compromise or settlement.

ARTICLE VII - EXPENSES

Neither Agency nor the Madison County Parties shall pay or be liable for any of the following fees, expenses, taxes or liabilities incurred by the Shareholders or Agency, all of which shall be borne and paid by the Shareholders:

(a)           the fees and expenses, if any, of any person retained by the Shareholders or Agency for brokerage, financial advisory or investment banking services or services as a finder rendered to the Shareholders or Agency in connection with the proposed sale of the Shares including, without limitation, the transactions contemplated by this Agreement;

(b)           any fees and expenses of legal counsel, auditors and accountants retained or employed by the Shareholders or Agency for services rendered to the Shareholders or Agency in connection with the proposed sale of the Shares including, without limitation, the transactions contemplated by this Agreement; or

(c)           any income, capital gains or other tax incurred by the Shareholders or otherwise payable as a result of the consummation of the Acquisition.

If Agency shall pay or be liable for or accrue any fee, expense, tax or liability described in this Article VII, the sum of all such payments or liabilities shall be paid by the Shareholders to Madison County Financial upon demand, or Madison County Financial may reduce the Purchase Price accordingly.

ARTICLE VIII - REGULATORY MATTERS

The parties hereto shall cooperate with each other and use their best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain as promptly as practicable all necessary permits, consents, and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by this Agreement.

ARTICLE IX - TERMINATION

This Agreement may be terminated at any time before the Closing Date as follows:

(a)           By either the Madison County Parties or the Shareholders if the Closing does not occur by December 31, 2015.

(b)           By the Madison County Parties or the Shareholders if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other, and this breach by its nature cannot be cured before the Closing.

(c)           By the Madison County Parties or the Shareholders if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other, and this breach is not cured within 15 days after the breaching party or parties receive written notice of the breach from the other party.

(d)           By the Madison County Parties if prior to or as of the Closing Date, Madison County Financial has not consummated the acquisition of Winside pursuant to the Winside Merger Agreement.

If terminated as provided in this Article IX, this Agreement shall forthwith become void and have no effect, except for Sections 10.6 and 10.9, and except that no party shall be relieved or released from any liabilities or damages arising out of the party's breach of any provision of this Agreement.

ARTICLE X - MISCELLANEOUS PROVISIONS

10.1           Agency Employees, Terms of Employment. The Madison County Parties shall use their best efforts, as of the Closing Date, to retain the current employees of Agency, under terms mutually agreeable to Agency, the Madison County Parties and the employees. Any employee may, as a condition to employment, be required to execute an acknowledgment that such employment by Agency is on an “at will” basis and that such employment may be terminated at any time, with or without notice, and with or without cause. Agency shall be responsible for all benefits, including paid time off accrued but unpaid as of the Closing Date, for all employees who continue to be employed by Agency after the Closing Date.

10.2           Representations and Warranties. All representations, warranties, and agreements made by the parties pursuant to this Agreement shall survive the consummation of the transactions contemplated by this Agreement, without limitation as to time.

10.3           Notices. All notices, demands, and requests required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed given (a) when personally delivered or sent by facsimile transmission to the party to be given the notice or other communication or (b) on the business day following the day such notice or other communication is sent by overnight courier, to the following:

(a)	if to any of Agency or the Shareholders to:

Warnemunde Insurance & Real Estate Agency, Inc.
411 Main Street
Winside, Nebraska  68790
     Attn: David D. Warnemunde

(b)	if to Madison County Financial or Madison County Bank to:

Madison County Financial, Inc. or Madison County Bank
111 West Third Street
Madison, Nebraska 68748
Attn: Attn: Daniel A. Fullner
Senior Vice President and General Counsel
dfullner@madisoncountybank.com

With a copy to:
Luse Gorman, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC. 20015
               Attn: Steven Lanter, Esq.
slanter@luselaw.com

10.4           Assignment. Neither Agency nor either of the Shareholders, on the one hand, nor Madison County Financial or Madison County Bank, on the other hand, shall assign this Agreement, or any interest in it, without the prior written consent of the other.

10.5           Parties in Interest. This Agreement shall inure to the benefit of and be binding on the named parties and their respective successors and permitted assigns, but not on any other person.

10.6           Choice of Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of the State of Nebraska.

10.7           Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were on the same instrument.

10.8           Entire Agreement. This Agreement and all related documents, schedules, exhibits, or certificates represent the entire understanding and agreement between the parties with respect to the subject matter and supersede all prior agreements or negotiations between the parties. The Agreement and related documents may be amended, supplemented, or changed only by an agreement in writing that makes specific reference to this Agreement or the agreement delivered pursuant to it and that is signed by the party against whom enforcement of any such amendment, supplement, or modification is sought.

10.9           Arbitration. Any dispute, controversy, or claim arising out of or relating to this Agreement or relating to the breach, termination, or invalidity of this Agreement, whether arising in contract, tort, or otherwise, shall at the request of any party be resolved in binding arbitration.

10.10                      Further Assurances. Each party hereto, at his or its sole cost and expense and without expense to the other party hereto, will do such further acts and execute and deliver such further documents regarding his or its obligations hereunder as may be required solely for the purpose of (i) accomplishing the purposes of this Agreement or (ii) assuring and confirming the validity of any documents of conveyance to be delivered at Closing.

[Signatures Appear on Following Page(s).]

The parties have executed this Agreement effective on the date listed on the first page of this Agreement.

MADISON COUNTY FINANCIAL, INC.

By:  /s/ Daniel A. Fullner
        Daniel A. Fullner
Senior Vice President and
General Counsel

MADISON COUNTY BANK

By:  /s/ Daniel A. Fullner
        Daniel A. Fullner
Senior Vice President and
General Counsel

SHAREHOLDERS /s/ David D. Warnemunde David D. Warnemunde /s/ Nancy Warnemunde Nancy Warnemunde
WARNEMUNDE INSURANCE & REAL ESTATE AGENCY, INC. By: /s/ David D. Warnemunde David D. Warnemunde President